THE PHOENIX WORLDWIDE STRATEGIES FUND
                  RESULTS OF SHAREHOLDER MEETING
                         JUNE 22, 2005
                          (Unaudited)

The Executive Committee of the Boards of Trustees for Phoenix Worldwide Strategies Fund (the "Fund") has approved, and recommended approval by the Board of Trustees at its next meeting and by shareholders at a Special Meeting of Shareholders held on June 22, 2005, the following proposals:

1. Amend the management fee schedules of the Fund's
Investment Advisory Agreement with Phoenix Investment
Counsel, Inc. ("PIC").

2. Approve new subadvisory agreements between PIC and Acadian Asset Management, Inc. ("Acadian") and PIC and New
Star Institutional Managers, Inc. ("New Star") to subadvise the Fund.

3. Approve a proposal to permit PIC to hire and replace subadvisers or to modify subadvisory agreements without shareholder approval.(a)


NUMBER OF VOTES
                                      FOR        AGAINST     ABSTAIN
1. Amend management fee schedule   45,303,295   5,608,625   3,840,440

                                         FOR        AGAINST     ABSTAIN
.. Approve new subadvisory agreements  54,086,998   4,466,419   4,033,003


(a)  Voting for proposal 3 was adjourned for further consideration.